SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Act of 1934

CENTRAL EUROPEAN MEDIA ENTERPRISES

(Name of Issuer)

Class A Common Stock, $0.08 par value

(Title of Class of Securities)

G20045202

(CUSIP NUMBER)

December 31, 2003

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13G
CUSIP No. G20045202			Page 2 of 6

1.	Name of Reporting Person: VR Distressed Assets Fund, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None*

		6.	Shared Voting Power: None

		7.	Sole Dispositive Power: None*

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: None*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: CO

2 of 6

SCHEDULE 13G/A

     This Amendment No. 1 to Schedule 13G is an amendment to the initial statement on Schedule 13G relating to shares of Class A common stock, par value $0.08 per share (the “Class A Common Stock”), of Central European Media Enterprises Ltd. (the “Issuer”), filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2002. This Amendment No. 1 is being filed to disclose a disposition of shares by VR Distressed Assets Fund Ltd.

Item 1. Name and Address of Issuer

     (a) No Change.

     (b) No Change.

Item 2. Identity and Background

     (a) Name of Persons Filing

     No Change.

     (b) Address of Principal Business Office or If None, Residence:

     No Change.

     (c) Citizenship

     No Change.

     (d) Title of Class of Securities

     No Change.

     (e) CUSIP Number

     No Change.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

☐	Broker or Dealer registered under Section 15 of the Act.

☐	Bank as defined in section 3(a)(6) of the Act.

☐	Insurance Company as defined in section 3(a)(19) of the Exchange Act.

☐	Investment Company registered under Section 8 of the Investment Company Act.

☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

☐	Employee Benefit Plan or endowment fund in accordance with Rule 13D-1(b)(ii)(F)

☐	Parent Holding Company, in accordance with §240.13d-1(b)(1)(ii)(G)

☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

☒	Not Applicable.

Item 4. Ownership

     Item 4 of the Schedule 13G is hereby amended and restated by the following paragraphs:

     (a) Amount Beneficially Owned

     VR Distressed Assets Fund, Ltd. is the beneficial owner of an aggregate zero (0) shares of Class A Common Stock.

     (b) Percent of Class

     VR Distressed Assets Fund, Ltd. owns 0.0% of all shares of Class A Common Stock outstanding.

According to the Issuer’s most recently filed 10Q/A filed on December 12, 2003 for the quarter ended on September 30, 2003, a total of 18,577,100 shares of Class A Common Stock were issued and outstanding.

     (c) Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	0 Shares

(ii)	Shared power to vote or to direct the vote:	0 Shares

(iii)	Sole power to dispose or to direct the disposition of:	0 Shares

(iv)	Shared power to dispose or to direct the disposition of:	0 Shares

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following☒.

Item 6. Ownership of More than Five Percent on behalf of Another Person

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable.

Item 8. Identification and Classification of Members of the Group

     Not Applicable.

Item 9. Notice of Dissolution of the Group

     Not Applicable.

Item 10. Certification

     By singing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2004

VR DISTRESSED ASSETS FUND LTD.

By:	/s/ Richard Dietz Richard Dietz Director